CUSIP No. 449172105	Schedule 13D/A	Page 1 of 29

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Hyster-Yale Materials Handling, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

449172105

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive, Suite 300

Cleveland, Ohio 44124-4017

(440) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449172105	Schedule 13D/A	Page 2 of 29

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 95,412
	8	SHARED VOTING POWER 1,404,338
	9	SOLE DISPOSITIVE POWER 95,412
	10	SHARED DISPOSITIVE POWER 1,404,338
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,499,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.94%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172105	Schedule 13D/A	Page 3 of 29

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Victoire G. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,006
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,006
	10	SHARED DISPOSITIVE POWER 1,478,744
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,499,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.94%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172105	Schedule 13D/A	Page 4 of 29

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clara T. Rankin Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 87,406
	8	SHARED VOTING POWER 186,646
	9	SOLE DISPOSITIVE POWER 87,406
	10	SHARED DISPOSITIVE POWER 1,266,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,353,410
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.77%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172105	Schedule 13D/A	Page 5 of 29

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David B. Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,162
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,162
	10	SHARED DISPOSITIVE POWER 1,350,248
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,353,410
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.77%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172105	Schedule 13D/A	Page 6 of 29

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Helen R. Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 80,066
	8	SHARED VOTING POWER 186,646
	9	SOLE DISPOSITIVE POWER 80,066
	10	SHARED DISPOSITIVE POWER 1,299,281
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,379,347
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.98%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172105	Schedule 13D/A	Page 7 of 29

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John C. Butler, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,439
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 36,439
	10	SHARED DISPOSITIVE POWER 1,342,908
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,379,347
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.98%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172105	Schedule 13D/A	Page 8 of 29

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne R. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,529
	8	SHARED VOTING POWER 1,168,064
	9	SOLE DISPOSITIVE POWER 130,529
	10	SHARED DISPOSITIVE POWER 1,168,064
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,298,593
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.34%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172105	Schedule 13D/A	Page 9 of 29

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chloe O. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,283
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,283
	10	SHARED DISPOSITIVE POWER 1,296,310
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,298,593
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.34%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172105	Schedule 13D/A	Page 10 of 29

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bruce T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19
	10	SHARED DISPOSITIVE POWER 1,076,196
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,076,215
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.57%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172105	Schedule 13D/A	Page 11 of 29

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Matthew M. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,677
	8	SHARED VOTING POWER 1,208
	9	SOLE DISPOSITIVE POWER 8,677
	10	SHARED DISPOSITIVE POWER 429,810
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 438,487
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.49%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172105	Schedule 13D/A	Page 12 of 29

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elizabeth B. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 722
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 722
	10	SHARED DISPOSITIVE POWER 437,765
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 438,487
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.49%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172105	Schedule 13D/A	Page 13 of 29

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,853
	8	SHARED VOTING POWER 1,208
	9	SOLE DISPOSITIVE POWER 15,853
	10	SHARED DISPOSITIVE POWER 429,651
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 445,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.55%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172105	Schedule 13D/A	Page 14 of 29

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne R. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 769
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 769
	10	SHARED DISPOSITIVE POWER 427,880
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 428,649
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.41%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172105	Schedule 13D/A	Page 15 of 29

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Scott W. Seelbach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 722
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 722
	10	SHARED DISPOSITIVE POWER 436,491
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 437,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.48%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172105	Schedule 13D/A	Page 16 of 29

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas P. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,492
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,492
	10	SHARED DISPOSITIVE POWER 427,880
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 436,372
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.47%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172105	Schedule 13D/A	Page 17 of 29

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Julia Rankin Kuipers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,242
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,242
	10	SHARED DISPOSITIVE POWER 428,120
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 438,362
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.49%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172105	Schedule 13D/A	Page 18 of 29

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lynne T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 563
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 563
	10	SHARED DISPOSITIVE POWER 444,941
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 445,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.55%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172105	Schedule 13D/A	Page 19 of 29

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chloe R. Seelbach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,611
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,611
	10	SHARED DISPOSITIVE POWER 428,602
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 437,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.48%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172105	Schedule 13D/A	Page 20 of 29

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Anne F. Rankin Trust dated August 15, 2012
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 449172105	Schedule 13D/A	Page 21 of 29

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elisabeth Marshall Rankin Trust u/a/d December 30, 2015 as amended
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 449172105	Schedule 13D/A	Page 22 of 29

Part II to Schedule 13D/A

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class A Common Stock (“Class A Common”) of Hyster-Yale Materials Handling, Inc. (the “Issuer”) held by Rankin Associates II, L.P., a Delaware limited partnership, that appeared in the Schedule 13D filed by the Reporting Persons on February 14, 2017 (the “Initial Filing”). This Amendment No. 1 (a) updates certain information with respect to certain Reporting Persons under the Initial Filing and (b) reflects the acquisition and/or disposition of shares of Class A Common by certain Reporting Persons. Capitalized items used herein but not defined herein have the meanings assigned to them in the Initial Filing.

Item 2. Identity and Background.

(a)—(c) Item 2 of the Initial Filing is hereby amended as follows:

The statements under the heading Alfred M. Rankin, Jr. are hereby deleted and replaced by the following:

Alfred M. Rankin, Jr. Mr. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Executive Chairman of Hamilton Beach Brands Holding Company at 4421 Waterfront Dr., Glen Allen, Virginia 23060, (b) Chairman, President and Chief Executive Officer of the Issuer at 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124 and (c) Chairman of NACCO Industries, Inc. at 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124.

The statements under the heading Helen R. Butler are hereby deleted and replaced by the following:

Helen R. Butler. Ms. Butler’s resident address is 7575 Old Mill Road, P.O. Box 477, Gates Mills, Ohio 44040. She is a sales associate at Wool and Willow.

The statements under the heading John C. Butler, Jr. are hereby deleted and replaced by the following:

John C. Butler, Jr. Mr. Butler’s resident address is 7575 Old Mill Road, P.O. Box 477, Gates Mills, Ohio 44040. Mr. Butler’s business address is 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124. He is President and CEO of NACCO Industries, Inc. and The North American Coal Corporation.

The statements under the heading Matthew M. Rankin are hereby deleted and replaced by the following:

Matthew M. Rankin. Mr. Rankin’s resident address is 2011 St. Andrews Rd., Greensboro NC 27408. He is President and CEO of Carlisle Residential Properties.

The statements under the heading James T. Rankin are hereby deleted and replaced by the following:

James T. Rankin. Mr. Rankin’s resident address is 2291 Woodward Way NW, Atlanta, Georgia 30305. He is employed at Blue Ridge Capital Advisors, LLC in Commercial Real Estate.

The statements under the heading Claiborne R. Rankin, Jr. are hereby deleted and replaced by the following:

Claiborne R. Rankin, Jr. Mr. Rankin’s resident address is 103 Marion Avenue, Lake Forest, IL 60045. He is employed in software sales at BrokerSavant, Inc.

The statements under the heading Scott W. Seelbach, are hereby deleted and replaced by the following:

Scott W. Seelbach. Mr. Seelbach’s resident address is 18910 S. Woodland Road, Shaker Heights, Ohio 44122. He is a private equity principal.

The statements under the heading Thomas P. Rankin are hereby deleted and replaced by the following:

Thomas P. Rankin. Mr. Rankin’s resident address is 20 Commerce St. Apt. 13W, New York, New York 10014. He is a student.

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The following new Reporting Persons shall be added:

The Anne F. Rankin Trust dated August 15, 2012. Roger F. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. He is a private investor.

Elisabeth Marshall Rankin Trust u/a/d December 30, 2015 as amended. Roger F. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. He is a private investor.

Item 5. Interest in Securities of the Issuer.

The statements under the heading Alfred M. Rankin, Jr. are hereby deleted and replaced in their entirety by the following:

Alfred M. Rankin, Jr. Mr. Rankin has the sole power to vote and dispose of 95,412 shares of Class A Common and shares the power to vote and dispose of 1,404,338 shares of Class A Common. Collectively, the 1,499,750 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 11.94% of the Class A Common outstanding as of December 31, 2017.

The statements under the heading Victoire G. Rankin are hereby deleted and replaced in their entirety by the following:

Victoire G. Rankin. Ms. Rankin has the sole power to vote and dispose of 21,006 shares of Class A Common and shares the power to dispose of 1,478,744 shares of Class A Common. Collectively, the 1,499,750 shares of Class A Common beneficially owned by Ms. Rankin constitute approximately 11.94% of the Class A Common outstanding as of December 31, 2017.

The statements under the heading Clara T. Rankin Williams are hereby deleted and replaced in their entirety by the following:

Clara T. Rankin Williams. Ms. Williams has the sole power to vote and dispose of 87,406 shares of Class A Common, shares the power to vote 186,646 shares of Class A Common and shares the power to dispose of 1,266,004 shares of Class A Common. Collectively, the 1,353,410 shares of Class A Common beneficially owned by Ms. Williams constitute approximately 10.77% of the Class A Common outstanding as of December 31, 2017.

The statements under the heading David B. Williams are hereby deleted and replaced in their entirety by the following:

David B. Williams. Mr. Williams has the sole power to vote and dispose of 3,162 shares of Class A Common and shares the power to dispose of 1,350,248 shares of Class A Common. Collectively, the 1,353,410 shares of Class A Common beneficially owned by Mr. Williams constitute approximately 10.77% of the Class A Common outstanding as of December 31, 2017.

The statements under the heading Helen R. Butler are hereby deleted and replaced in their entirety by the following:

Helen R. Butler. Ms. Butler has the sole power to vote and dispose of 80,066 shares of Class A Common, shares the power to vote 186,646 shares of Class A Common and shares the power to dispose of 1,299,281 shares of Class A Common. Collectively, the 1,379,347 shares of Class A Common beneficially owned by Ms. Butler constitute approximately 10.98% of the Class A Common outstanding as of December 31, 2017.

The statements under the heading John C. Butler, Jr. are hereby deleted and replaced in their entirety by the following:

John C. Butler, Jr. Mr. Butler has the sole power to vote and dispose of 36,439 shares of Class A Common and shares the power to dispose of 1,342,908 shares of Class A Common. Collectively, the 1,379,347 shares of Class A Common beneficially owned by Mr. Butler constitute approximately 10.98% of the Class A Common outstanding as of December 31, 2017.

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The statements under the heading Claiborne R. Rankin are hereby deleted and replaced in their entirety by the following:

Claiborne R. Rankin. Mr. Rankin has the sole power to vote and dispose of 130,529 shares of Class A Common and shares the power to vote and dispose of 1,168,064 shares of Class A Common. Collectively, the 1,298,593 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 10.34% of the Class A Common outstanding as of December 31, 2017.

The statements under the heading Chloe O. Rankin are hereby deleted and replaced in their entirety by the following:

Chloe O. Rankin. Ms. Rankin has the sole power to vote and dispose of 2,283 shares of Class A Common and shares the power to dispose of 1,296,310 shares of Class A Common. Collectively, the 1,298,593 shares of Class A Common beneficially owned by Ms. Rankin constitute approximately 10.34% of the Class A Common outstanding as of December 31, 2017.

The statements under the heading Bruce T. Rankin are hereby deleted and replaced in their entirety by the following:

Bruce T. Rankin. Mr. Rankin has the sole power to vote and dispose of 19 shares of Class A Common and shares the power to dispose of 1,076,196 shares of Class A Common. Collectively, the 1,076,215 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 8.57% of the Class A Common outstanding as of December 31, 2017.

The statements under the heading Matthew M. Rankin are hereby deleted and replaced in their entirety by the following:

Matthew M. Rankin. Mr. Rankin has the sole power to vote and dispose of 8,677 shares of Class A Common, shares the power to vote 1,208 shares of Class A Common and shares the power to dispose of 429,810 shares of Class A Common. Collectively, the 438,487 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 3.49% of the Class A Common outstanding as of December 31, 2017.

The statements under the heading Elizabeth B. Rankin are hereby deleted and replaced in their entirety by the following:

Elizabeth B. Rankin. Ms. Rankin has the sole power to vote and dispose of 722 shares of Class A Common and shares the power to dispose of 437,765 shares of Class A Common. Collectively, the 438,487 shares of Class A Common beneficially owned by Ms. Rankin constitute approximately 3.49% of the Class A Common outstanding as of December 31, 2017.

The statements under the heading James T. Rankin are hereby deleted and replaced in their entirety by the following:

James T. Rankin. Mr. Rankin has the sole power to vote and dispose of 15,853 shares of Class A Common and shares the power to vote 1,208 shares of Class A Common and dispose of 429,651 shares of Class A Common. Collectively, the 445,504 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 3.55% of the Class A Common outstanding as of December 31, 2017.

The statements under the heading Claiborne R. Rankin, Jr. are hereby deleted and replaced in their entirety by the following:

Claiborne R. Rankin, Jr. Mr. Rankin has the sole power to vote and dispose of 769 shares of Class A Common and shares the power to dispose of 427,880 shares of Class A Common. Collectively, the 428,649 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 3.41% of the Class A Common outstanding as of December 31, 2017.

The statements under the heading Scott W. Seelbach are hereby deleted and replaced in their entirety by the following:

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Scott W. Seelbach. Mr. Seelbach has the sole power to vote and dispose of 722 shares of Class A Common and shares the power to dispose of 436,491 shares of Class A Common. Collectively, the 437,213 shares of Class A Common beneficially owned by Mr. Seelbach constitute approximately 3.48% of the Class A Common outstanding as of December 31, 2017.

The statements under the heading Thomas P. Rankin are hereby deleted and replaced in their entirety by the following:

Thomas P. Rankin. Mr. Rankin has the sole power to vote and dispose of 8,492 shares of Class A Common and shares the power to dispose of 427,880 shares of Class A Common. Collectively, the 436,372 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 3.47% of the Class A Common outstanding as of December 31, 2017.

The statements under the heading Julia Rankin Kuipers are hereby deleted and replaced in their entirety by the following:

Julia Rankin Kuipers. Ms. Kuipers has the sole power to vote and dispose of 10,242 shares of Class A Common and shares the power to dispose of 428,120 shares of Class A Common. Collectively, the 438,362 shares of Class A Common beneficially owned by Ms. Kuipers constitute approximately 3.49% of the Class A Common outstanding as of December 31, 2017.

The statements under the heading Lynne T. Rankin are hereby deleted and replaced in their entirety by the following:

Lynne T. Rankin. Ms. Rankin has the sole power to vote and dispose of 563 shares of Class A Common and shares the power to dispose of 444,941 shares of Class A Common. Collectively, the 445,504 shares of Class A Common beneficially owned by Ms. Rankin constitute approximately 3.55% of the Class A Common outstanding as of December 31, 2017.

The statements under the heading Chloe R. Seelbach are hereby deleted and replaced in their entirety by the following:

Chloe R. Seelbach. Ms. Seelbach has the sole power to vote and dispose of 8,611 shares of Class A Common and shares the power to dispose of 428,602 shares of Class A Common. Collectively, the 437,213 shares of Class A Common beneficially owned by Ms. Seelbach constitute approximately 3.48% of the Class A Common outstanding as of December 31, 2017.

The following new Reporting Persons shall be added:

The Anne F. Rankin Trust dated August 15, 2012. The trust has no power to vote or dispose of any shares of Class A Common.

Elisabeth Marshall Rankin Trust u/a/d December 30, 2015 as amended. The trust has no power to vote or dispose of any shares of Class A Common.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided in the Initial Filing with respect to Rankin Associates II, L.P. is hereby deleted and replaced by the following:

Under the terms of the Limited Partnership Agreement of Rankin II, dated as of February 6, 1998 (as amended, the “Rankin II Partnership Agreement”), filed as Exhibit 1 to the Initial Filing, as amended by that certain Amendment No. 1 to Limited Partnership Agreement of Rankin II, dated as of December 26, 2001, filed as Exhibit 14 hereto and incorporated herein by reference, as amended by that certain Amendment No. 2 to Limited Partnership Agreement of Rankin II, dated as of December 17, 2002, filed as Exhibit 15 hereto and incorporated herein by reference, as amended by that certain Addendum to the Limited Partnership Agreement, dated as of October 28, 2016, filed as Exhibit 16 hereto and incorporated herein by reference, and as amended by that certain

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Addendum to the Limited Partnership Agreement, dated as of December 12, 2017, filed as Exhibit 17 hereto and incorporated herein by reference, Rankin Management, Inc. (“RMI”), as the general partner of Rankin II, has the sole power to vote the Class A Common and Class B Common held by Rankin II. RMI exercises such powers by action of its board of directors, which acts by majority vote and consists of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, the individual trusts of whom are the stockholders of RMI. RMI shares the power to dispose of the Class A Common and Class B Common held by Rankin II with the other individuals and entities holding limited partnership interests in Rankin II. Under the terms of the Rankin II Partnership Agreement, Rankin II may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of RMI and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin II (“Rankin II Partnership Interests”).

The Rankin II Partnership Agreement restricts the transfer of Rankin II Partnership Interests by the partners and provides the partners and Rankin II with a right of first refusal to acquire Rankin II Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin II Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin II Partnership Agreement.

The information provided in the Initial Filing with respect to Rankin Associates I, L.P. is hereby deleted and replaced by the following:

Under the terms of the Amended and Restated Limited Partnership Agreement of Rankin Associates I, L.P. (“Rankin I”), dated as of March 27, 2002 (as amended, the “Rankin I Partnership Agreement”), filed as Exhibit 9 to the Initial Filing, as amended by that certain Written Consent of General Partners of Rankin Associates I, L.P., dated as of December 31, 2012, filed as Exhibit 18 hereto and incorporated herein by reference, as amended by that certain Addendum to the Second Amended and Restated Limited Partnership Agreement, dated as of October 28, 2016, filed as Exhibit 19 hereto and incorporated herein by reference, and as amended by that certain Addendum to the Second Amended and Restated Limited Partnership Agreement, dated as of December 12, 2017, filed as Exhibit 20 hereto and incorporated herein by reference, Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, as trustees and primary beneficiaries of trusts acting as general partners of Rankin I (the “Rankin I General Partners”), share the power to vote the Class A Common and Class B Common held by Rankin I. Further, under such terms, voting actions are determined by the Rankin I General Partners owning at least a majority of the general partnership interests of Rankin I. Each of the trusts holding general and limited partnership interests in Rankin I share with each other the power to dispose of Class A Common and Class B Common held by Rankin I. Under the terms of the Rankin I Partnership Agreement, Rankin I may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of the Rankin I General Partners holding more than 75% of the general partnership interests in Rankin I and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin I (“Rankin I Partnership Interests”).

The Rankin I Partnership Agreement restricts the transfer of Rankin I Partnership Interests by the partners and provides the partners and Rankin I with a right of first refusal to acquire Rankin I Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin I Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin I Partnership Agreement.

The information provided in the Initial Filing with respect to Rankin Associates IV, L.P. is hereby deleted and replaced by the following:

Under the terms of the Second Amended and Restated Limited Partnership Agreement of Rankin Associates IV, L.P. (“Rankin IV”), dated as of February 7, 2005 (as amended, the “Rankin IV Partnership Agreement”), filed as Exhibit 10 to the Initial Filing, as amended by that certain Amendment to the Amended and Restated Limited Partnership Agreement of Rankin IV, dated as of March 22, 2006, filed as Exhibit 21 hereto and incorporated herein by reference, as amended by that certain Addendum to the Amended and Restated Limited Partnership Agreement of Rankin IV, dated as of October 28, 2016, filed as Exhibit 22 hereto and incorporated herein by reference, and as amended by that certain Addendum to the Amended and Restated Limited Partnership Agreement of Rankin IV, dated as of December 12, 2017, filed as Exhibit 23 hereto and incorporated herein by

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reference, the general partners share the power to vote the Class A Common and Class B Common held by Rankin IV. Further, under such terms, voting actions are determined by the general partners owning at least a majority of the general partnership interests of Rankin IV. Each of the trusts holding general and limited partnership interests in Rankin IV share with each other the power to dispose of Class A Common and Class B Common held by Rankin IV. Under the terms of the Rankin IV Partnership Agreement, Rankin IV may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of the general partners holding more than 75% of the general partnership interests in Rankin IV and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin IV (the “Rankin IV Partnership Interests”).

The Rankin IV Partnership Agreement restricts the transfer of Rankin IV Partnership Interests by the partners and provides the partners and Rankin IV with a right of first refusal to acquire Rankin IV Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin IV Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin IV Partnership Agreement.

Item 6 of the Initial Filing is hereby amended by inserting at the end thereof the following:

Effective February 6, 2017, each of the Issuer and the Participating Stockholders executed and delivered an Amendment to the Stockholders’ Agreement amending the Stockholders’ Agreement to add additional Participating Stockholders under the Stockholders’ Agreement. A copy of the Amendment to the Stockholders’ Agreement is attached hereto as Exhibit 13 and is incorporated herein in its entirety.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Initial Filing is hereby amended by adding the following:

Exhibit 13	Seventh Amendment to Stockholders’ Agreement, dated as of February 6, 2017, by and between the Issuer and the Participating Stockholders (incorporated by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q, filed by the Issuer on May 2, 2017, Commission File Number 000-54799).

Exhibit 14	Amendment No. 1 to Limited Partnership Agreement of Rankin II, L.P., dated as of December 26, 2001 (incorporated by reference to Exhibit 7 of the Schedule 13D, as amended, related to Hamilton Beach Brands Holding Company Class B common stock, initially filed on October 6, 2017 by Rankin Associates I, L.P. and other persons named therein (Commission File No. 005-90132)).

Exhibit 15	Amendment No. 2 to Limited Partnership Agreement of Rankin II, L.P., dated as of December 17, 2002 (incorporated by reference to Exhibit 8 of the Schedule 13D, as amended, related to Hamilton Beach Brands Holding Company Class B common stock, initially filed on October 6, 2017 by Rankin Associates I, L.P. and other persons named therein (Commission File No. 005-90132)).

Exhibit 16	Addendum to the Limited Partnership Agreement of Rankin Associates II, L.P., dated as of October 28, 2016.

Exhibit 17	Addendum to the Limited Partnership Agreement of Rankin Associates II, L.P., dated as of December 12, 2017.

Exhibit 18	Written Consent of General Partners of Rankin Associates I, L.P., executed as of December 31, 2012 (incorporated by reference to Exhibit 8 of the Schedule 13D, as amended, related to the Issuer’s Class B common stock, initially filed on February 14, 2014 by Rankin Associates I, L.P. and other persons named therein (Commission File No. 005-87003)).

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Exhibit 19

Addendum to the Second Amended and Restated Limited Partnership Agreement of Rankin

Associates I, L.P., dated as of October 28, 2016 (incorporated by reference to Exhibit 3 of the Schedule 13D, as amended, related to Hamilton Beach Brands Holding Company Class B common stock, initially filed on October 6, 2017 by Rankin Associates I, L.P. and other persons named therein (Commission File No. 005-90132)).

Exhibit 20	Addendum to the Second Amended and Restated Limited Partnership Agreement of Rankin Associates I, L.P., dated as of December 12, 2017.

Exhibit 21	Amendment to the Amended and Restated Limited Partnership Agreement of Rankin IV, L.P., dated as of March 22, 2006 (incorporated by reference to Exhibit 10 of the Schedule 13D, as amended, related to Hamilton Beach Brands Holding Company Class B common stock, initially filed on October 6, 2017 by Rankin Associates I, L.P. and other persons named therein (Commission File No. 005-90132)).

Exhibit 22	Addendum to the Amended and Restated Limited Partnership Agreement of Rankin IV, L.P., dated as of October 28, 2016 (incorporated by reference to Exhibit 11 of the Schedule 13D, as amended, related to Hamilton Beach Brands Holding Company Class B common stock, initially filed on October 6, 2017 by Rankin Associates I, L.P. and other persons named therein (Commission File No. 005-90132)).

Exhibit 23	Addendum to the Amended and Restated Limited Partnership Agreement of Rankin IV, L.P., dated as of December 12, 2017.

Exhibit 24	Joint Filing Agreement.

[Signatures begin on the next page.]

[The remainder of this page was intentionally left blank.]

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2018

RANKIN ASSOCIATES II, L.P.

By:	Rankin Management, Inc., its Managing Partner

By:	/s/ Alfred M. Rankin, Jr. Alfred M. Rankin, Jr. President

RANKIN MANAGEMENT, INC.

By:	/s/ Alfred M. Rankin, Jr. Alfred M. Rankin, Jr. President

REPORTING INDIVIDUALS

/s/ Alfred M. Rankin, Jr.
Name:	Alfred M. Rankin, Jr., on behalf of himself, and as:

Attorney-in-Fact for Victoire G. Rankin*

Attorney-in-Fact for Helen R. Butler*

Attorney-in-Fact for Clara T. Rankin Williams*

Attorney-in-Fact for Thomas T. Rankin*

Attorney-in-Fact for Matthew M. Rankin*

Attorney-in-Fact for Claiborne R. Rankin*

Attorney-in-Fact for Chloe O. Rankin*

Attorney-in-Fact for Roger F. Rankin*

Attorney-in-Fact for Bruce T. Rankin*

Attorney-in-Fact for Alison A. Rankin*

Attorney-in-Fact for Corbin K. Rankin*

Attorney-in-Fact for John C. Butler, Jr.*

Attorney-in-Fact for James T. Rankin*

Attorney-in-Fact for Claiborne R. Rankin, Jr.*

Attorney-in-Fact for David B. Williams*

Attorney-in-Fact for Scott W. Seelbach*

Attorney-in-Fact for Elizabeth B. Rankin*

Attorney-in-Fact for Thomas P. Rankin*

Attorney-in-Fact for Julia Rankin Kuipers*

Attorney-in-Fact for Lynne T. Rankin*

Attorney-in-Fact for Chloe R. Seelbach*

Attorney-in-Fact for The Anne F. Rankin Trust dated August 15, 2012*

Attorney-in-Fact for Elisabeth Marshall Rankin Trust u/a/d December 30, 2015 as amended*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 2, at page 16, and Exhibit 4, at pages 25 and 26 of the Schedule 13D, filed February 18, 1998.